UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Wavecom S.A.

(Name of Subject Company (Issuer))
Gemalto S.A.

a subsidiary of Gemalto N.V.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Shares, nominal value of €1.00 per Share
and
American Depositary Shares evidenced by American Depositary Receipts, each representing one Share
(Title of Class of Securities)
943531103
(CUSIP Number of Class of Securities)
Christophe Pagezy
Gemalto S.A.
6 rue de la Verrerie
92197 Meudon Cedex, France
+33 1 55 01 50 00
Copy to:

Laurent Faugérolas	Jon J. Lyman
Stéphane Sabatier	Willkie Farr & Gallagher LLP
Willkie Farr & Gallagher LLP	One Angel Court
21-23 rue de la Ville l’Evêque	London EC2R 7HJ, England
Paris 75008, France	+44 20 7696 5454
+33 1 53 43 45 00
(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$27,713,010	$1,089

Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated on the basis of (i) the offer price of (x) €7 for each of the 1,718,330 ADSs outstanding; (y) €7 for each of the 791,022 Shares estimated to be held by U.S. holders as of the date hereof within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (z) €31.30 plus unpaid accrued interest for each of the 128,594 OCEANEs estimated to be held by U.S. holders as of the date hereof; and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on October 22, 2008) of $1.2835 for one euro. The unpaid accrued interest to be paid per OCEANE is estimated to be €0.01 per OCEANE based on an estimated settlement date of January 5, 2009 for the Offers (as defined below). The number of Shares and OCEANEs estimated to be held by U.S. holders is based on an assumption, made solely for purposes of calculating the filing fee, that 5% of the 15,820,442 outstanding Shares and 5% of the 2,571,884 outstanding OCEANEs are each held by U.S. holders. The number of ADSs, Shares and OCEANEs outstanding is based on Wavecom S.A.’s (“Wavecom”) Form 6-K filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2008 and Wavecom’s Form 20-F for the fiscal year ended December 31, 2007 filed with the Commission on April 8, 2007.
**	The filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 7 for the fiscal year 2008, is $39.30 for every $1,000,000 of transaction value.
☐Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☐ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
EXHIBIT INDEX
EX-99.A.1.I: U.S. OFFER TO PURCHASE
EX-99.A.1.II: FORM OF ADS LETTER OF TRANSMITTAL (ADSS)
EX-99.A.1.III: FORM OF NOTICE OF GUARANTEED DELIVERY (ADSS)
EX-99.A.1.IV: FORM OF LETTER TO BROKERS, DEALERS (ADSS)
EX-99.A.1.V: FORM OF LETTER TO CLIENTS FOR USE BY BROKERS (ADSS)
EX-99.A.1.VI: FORM OF SHARE FORM OF ACCEPTANCE (SHARES)
EX-99.A.1.VII: FORM OF LETTER TO BROKERS (SHARES)
EX-99.A.1.VIII: FORM OF LETTER TO CLIENTS (SHARES)
EX-99.A.1.IX: FORM OF OCEANE FORM OF ACCEPTANCE (OCEANES)
EX-99.A.1.X: FORM OF LETTER TO BROKERS (OCEANES)
EX-99.A.1.XI: FORM OF LETTER TO CLIENTS(OCEANES)
EX-99.A.1.XII: GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
EX-99.A.1.XIII: FORM OF SUMMARY ADVERTISEMENT

     This Tender Offer Statement filed under cover of Schedule TO relates to the offer by Gemalto S.A., a société anonyme organized under the laws of France (“Purchaser”) and a subsidiary of Gemalto N.V., a company organized under the laws of The Netherlands, to purchase all outstanding Wavecom shares, nominal value €1.00 (“Shares”), all outstanding Wavecom American Depositary Shares, each representing one Share (“ADSs”), and all outstanding bonds convertible or exchangeable into new or existing ordinary shares (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes, or “OCEANEs”), through concurrent offers in the United States (the “U.S. Offer”) and France (the “International Offer”, and together with the U.S. Offer, the “Offers”). In the U.S. Offer, Purchaser is seeking to purchase all outstanding Shares and OCEANEs held by U.S. holders, within the meaning of Rule 14d-1(d) under the Exchange Act, and all outstanding ADSs whereever the holder is located, on the terms and conditions set forth in the U.S. Offer to Purchase, dated October 28, 2008 (the “U.S. Offer to Purchase”), the ADS Letter of Transmittal and the Forms of Acceptance, copies of which are attached hereto as Exhibits 99(a)(1)(i), 99(a)(1)(ii), 99(a)(1)(vi) and 99(a)(1)(ix), respectively.
Item 1. Summary Term Sheet.
     The information set forth in the “Summary Term Sheet” in the U.S. Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The information set forth in the Section 8: “Certain Information Concerning Wavecom” in the U.S. Offer to Purchase is incorporated herein by reference.
     (b) The information set forth in the “Introduction” in the U.S. Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in Section 6: “Price Range of Shares, ADSs and OCEANEs” in the U.S. Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a), (b) and (c) The information set forth in Section 9: “Certain Information Concerning Purchaser and Gemalto” in, and in Schedule A to, the U.S. Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The information set forth in the “Summary Term Sheet,” “Introduction,” Section 1: “Terms of the U.S. Offer,” Section 2: “Acceptance and Payment for Securities,” Section 3: “Procedure for Tendering Securities,” Section 4: “Withdrawal Rights” and Section 5: “Certain French and U.S. Federal Income Tax Considerations” in the U.S. Offer to Purchase is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a), (b) The information contained in Section 10: “Background of the Offers; Contacts with Wavecom” in the U.S. Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) and (c)(1)-(7) The information contained in Section 11: “Purpose of the Offers and Plans for Wavecom” in the U.S. Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
     (a) and (b) The information contained in Section 12: “Source and Amount of Funds” in the U.S. Offer to Purchase is incorporated herein by reference.
     (d) Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) and (b) The information set forth in Section 9: “Certain Information Concerning Purchaser and Gemalto — Additional Information” in the U.S. Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
     (a) The information contained in “Introduction” and Section 15: “Fees and Expenses” in, and on the back cover of, the U.S. Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
     (a) and (b) Not applicable.
Item 11. Additional Information.
     (a) and (b) The information contained in Section 14: “Certain Legal Matters” in the U.S. Offer to Purchase and Section 16: “Certain Agreement” is incorporated herein by reference.
Item 12. Exhibits.

99(a)(1)(i)	U.S. Offer to Purchase, dated October 28, 2008

99(a)(1)(ii)	Form of ADS Letter of Transmittal (ADSs)

99(a)(1)(iii)	Form of Notice of Guaranteed Delivery (ADSs)

99(a)(1) (iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs)

99(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs)

99(a)(1)(vi)	Form of Share Form of Acceptance (Shares)

99(a)(1)(vii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares)

99(a)(1)(viii)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares)

99(a)(1)(ix)	Form of OCEANE Form of Acceptance (OCEANEs)

99(a)(1)(x)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs)

99(a)(1)(xi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs)

99(a)(1)(xii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

99(a)(1)(xiii)	Form of Summary Advertisement, published on October 28, 2008

99(b)	Not applicable

99(d)	Not applicable

99(g)	Not applicable

99(h)	Not applicable

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 28, 2008

GEMALTO S.A.

/s/ Patrick Mouchart

Name:	Patrick Mouchart
Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99(a)(1)(i)	U.S. Offer to Purchase, dated October 28, 2008

99(a)(1)(ii)	Form of ADS Letter of Transmittal (ADSs)

99(a)(1)(iii)	Form of Notice of Guaranteed Delivery (ADSs)

99(a)(1) (iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs)

99(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs)

99(a)(1)(vi)	Form of Share Form of Acceptance (Shares)

99(a)(1)(vii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares)

99(a)(1)(viii)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Shares)

99(a)(1)(ix)	Form of OCEANE Form of Acceptance (OCEANEs)

99(a)(1)(x)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs)

99(a)(1)(xi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (OCEANEs)

99(a)(1)(xii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

99(a)(1)(xiii)	Form of Summary Advertisement, published on October 28, 2008

99(b)	Not applicable

99(d)	Not applicable

99(g)	Not applicable

99(h)	Not applicable

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